Exhibit 2.2

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 5, 2010 (the “Effective Date”) by and among Gevo, Inc., a Delaware corporation (“Gevo”), CDP Gevo, LLC, a Texas limited liability company (“CDP”), Gevo Development, LLC, a Delaware limited liability company (“Development”), Michael A. Slaney (“Slaney”) and David N. Black (“Black”). Gevo, CDP, Development, Slaney and Black are sometimes referred to individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, pursuant to that certain Limited Liability Company Agreement of Development, dated September 21, 2009 (the “LLC Agreement”), by and among Gevo and CDP, in their capacities as members of Development, and Development, Gevo and CDP own 100% of the outstanding equity interests in Development, and CDP owns all of the issued and outstanding class B interests (the “Class B Interests”) in Development;

WHEREAS, in connection with the LLC Agreement, (a) Gevo and CDP entered into that certain Exchange Agreement, dated September 21, 2009 (the “Exchange Agreement”), and (b) Gevo, Development and CDP entered into that certain Commercialization Agreement, dated as of September 21, 2009 (the “Commercialization Agreement”);

WHEREAS, Gevo entered into that certain Guaranty Agreement, dated September 21, 2009 (the “Guaranty Agreement”), in favor of CDP in order to guarantee Development’s obligations to CDP pursuant to the Commercialization Agreement;

WHEREAS, each of Slaney and Black entered into that certain Time Commitment to Development side letter, dated September 21, 2009 (the “CDP Side Letter”), in favor of Gevo and Development in order to induce Gevo and Development to enter into the Commercialization Agreement;

WHEREAS, in connection with the Commercialization Agreement, Gevo issued that certain Common Stock Warrant to CDP, dated September 21, 2009 (the “Warrant”);

WHEREAS, Gevo desires to (a) purchase from CDP all of CDP’s right, title and interest in and to the Class B Interests, on the terms and subject to the conditions set forth herein and (b) obtain the benefit of continued service by Slaney and Black on the terms and subject to the conditions set forth in those certain Employment Agreements to be entered into between Gevo and each of Slaney and Black, in the form attached hereto as Exhibit A (the “Employment Agreements”);

WHEREAS, in order to induce Gevo to enter into the Employment Agreements, CDP will (a) execute and deliver to Gevo a Termination Agreement, substantially in the form attached hereto as Exhibit B (the “Termination Agreement”), in order to terminate the Exchange Agreement, effective as of the date hereof, (b) execute and deliver to Gevo an Amended and Restated Limited Liability Company, substantially in the form attached hereto as Exhibit C (the “Amended and Restated LLC Agreement”), in order to effect certain changes to the LLC Agreement, effective as of the date hereof, and (c) terminate the Commercialization Agreement, Guaranty Agreement and CDP Side Letter, in each case, on the terms and subject to the conditions set forth herein; and

WHEREAS, as a portion of the consideration for the transfer of the Class B Interests, the Parties desire to amend and restate the Warrant, as set forth in Exhibit D hereto (the “Amended and Restated Warrant”) on the terms and subject to the conditions set forth herein.

WHEREAS, each Gevo, CDP, Mike Slaney and David Black have delivered to Paul, Hastings, Janofsky & Walker LLP (“Paul Hastings”) their respective signature pages to the Employment Agreements and the Amended and Restated Warrant to be held by Paul Hastings in escrow with irrevocable instructions for Paul Hastings to release such signature pages from escrow to the respective counterparty on the Closing Date.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party hereto, the Parties hereby agree as follows:

AGREEMENT

Section 1. DEFINITIONS. In addition to the terms defined elsewhere in this Agreement, the following terms have the following respective meanings:

1.1 “Capital” means all forms of corporate capital, including equity, debt, contributed assets, assumption of liabilities, capitalized leases, and guaranties.

1.2 “Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination, in each such case including all voting rights and economic rights related thereto.

1.3 “Intellectual Property” means all technology, patents, copyrights, trade secrets, know-how and other information related to the foregoing, including all improvements, modifications, upgrades, and enhancements thereto.

1.4 “Person” means any individual or entity, including any corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or governmental authority.

1.5 “Production Facility” means any ethanol or other industrial production facility.

1.6 “Project Activities” means the deployment of Capital to (a) acquire all or a portion of the Equity Interests or debt securities of a Person that owns, directly or indirectly, a Production Facility, (b) acquire the assets comprising a Production Facility, (c) enter into a tolling arrangement with a Production Facility, (d) invest Capital for, or enter into a joint venture or other profit sharing arrangement in connection with, the purchase or retrofit of a Production Facility to incorporate the Intellectual Property of Gevo, or (e) operate a Production Facility that utilizes the Intellectual Property of Gevo.

1.7 Project Production Facility” means a Production Facility that has been acquired or is otherwise owned by Gevo, Development or any of their subsidiaries pursuant to the consummation of a Project Activities transaction.

Section 2. AGREEMENT TO SELL AND PURCHASE.

2.1 Purchase and Sale of Class B Interests. Subject to the terms and conditions set forth herein, and based upon the representations and warranties of CDP in this Agreement, at the Closing, Gevo shall purchase and accept from CDP, and CDP shall sell, assign, transfer, convey and deliver to Gevo, all of CDP’s right, title and interest in and to the Class B Interests, free and clear of any and all Encumbrances (as defined below).

2.2 Purchase Price. The aggregate consideration to be paid for the Class B Interests and the release of claims set forth in Section 4 of this Agreement shall be $1,143,250.00, payable and subject to adjustment as set forth in this Section 2.2 and the execution and delivery of the Amended and Restated Warrant.

(a) Gevo shall pay to CDP an amount in cash equal to $500,000.00 upon the later to occur of (i) the closing of the first Project Activities transaction for the first Project Production Facility and (ii) the Closing Date (as defined below).

(b) Gevo shall pay to CDP an amount in cash equal to $273,875.00 upon the later to occur of (i) the closing of the first Project Activities transaction for the first Project Production Facility and (ii) December 30, 2010.

(c) In addition to the contingent payments set forth in Sections 2.2(a) and 2.2(b) above, Gevo shall pay to CDP an amount in cash equal to $369,375.00 in five quarterly installments of $73,875.00 (such amount, the “Quarterly Payment”) at the beginning of each calendar quarter commencing on January 1, 2011 and ending on January 1, 2012; provided, however, that (i) if, on or before any of the Quarterly Payment dates, either one of Michael A. Slaney or David N. Black (A) is terminated by the Company for Cause or (B) terminates his employment with the Company without Good Reason, then the Company shall only be required to pay one-half (1/2) of the Quarterly Payment (or $36,937.50) on each Quarterly Payment date following the date of such termination and (ii) if Michael A. Slaney and David N. Black both cease to be employed by the Company on or before any of the Quarterly Payment dates because both of them have (A) been terminated by the Company for Cause or (ii) terminated their employment with the Company without Good Reason, then the Company shall not be obligated to make any further payments pursuant to this Section 2.2(c).

Section 3. CLOSING. Subject to the terms and conditions of this Agreement, the purchase and sale of the Class B Interests and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP, 4747 Executive Drive, 12th Floor, San Diego, CA 92121, at 10:00 a.m. local time, on the earlier of (a) September 22, 2010 or (b) the date on which Gevo completes an initial public offering (the earlier of (a) and (b), the “Closing Date”).

Section 4. REPRESENTATIONS, WARRANTIES AND COVENANTS. The Parties hereby represent and warrant, as of the Effective Date and as of the Closing Date, as follows:

4.1 Authority; Binding Nature of Agreement; No Knowledge of Fraud. Each Party represents and warrants to each of the other Parties that: (a) such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power and authority (or capacity) to execute, deliver, and perform this Agreement and the other documents and instruments to be executed by it pursuant to this Agreement; (b) such Party has taken all corporate action necessary to permit it to execute and deliver this Agreement and the other documents and instruments to be executed by it pursuant to this Agreement and to carry out the terms hereof and thereof; (c) this Agreement and each such document and instrument related hereto have been or will be duly executed and delivered by such Party and, when duly executed and delivered by such Party, will constitute a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except to the extent limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application related to the enforcement of creditor’s rights generally, and (ii) general principles of equity; (d) such Party is not required to obtain any order, consent, approval or authorization of, or to make any declaration or filing with, any third party or governmental authority in connection with the execution and delivery of this Agreement and the other documents and instruments to be executed by it pursuant hereto or the consummation of the transactions contemplated hereby and thereby, except for such order, consent, approval, authorization, declaration or filing as has been obtained; and (e) such Party has no actual knowledge or reason to believe the existence of a commission of any act of fraud or intentional misrepresentation by any other Party to this Agreement.

4.2 Title To Purchased Shares. CDP represents and warrants, to and for the benefit of Gevo, that the Class B Interests represent all the equity interests in Development owned by CDP. CDP is the record and beneficial owner of, and has good and marketable title to, the Class B Interests, free and clear of any security interest, lien, pledge, hypothecation, charge, mortgage, encumbrance, equitable interest, claim, preference, right of possession, lease, license or restriction of any nature whatsoever (collectively, “Encumbrances”). At the Closing, CDP will convey to Gevo good and marketable title to the Class B Interests, free and clear of all Encumbrances.

4.3 Investment Representations. CDP has (a) substantial experience in evaluating and investing in companies similar to Development so as to be able to evaluate the risks and merits of CDP’s decision to sell the Class B Interests, (b) received and read the most recent financial statements of Development, and has had an opportunity to discuss

Development’s business, prospects, operations, management and financial affairs with directors, officers and members of management of Development, (c) received and read the most recent consolidated financial statements and any recent press releases of Gevo, and had the opportunity to ask questions of and receive answers from the senior management of Gevo regarding the timing, terms and conditions of the sale of the Class B Interests pursuant to this Agreement, and the possibility of a significant transaction involving Gevo including, among other options, the possibility of an initial public offering of its common stock. CDP has read this Agreement carefully, has been advised to consult independent counsel with respect to this Agreement, has obtained such advice to the extent they desired and is not relying on any representation or advice from Gevo or any of its officers, directors, employees, attorneys or other representatives regarding this Agreement, its content or its effect.

Section 5. RELEASE OF CLAIMS.

5.1 Release. Effective as of the Closing Date, each of the Parties hereto irrevocably and unconditionally releases any and all Released Claims (as defined below) that such Party ever had, now has or may have against: (a) any other Party hereto; (b) each of such Party’s current and former heirs, descendents, devisees, parents, subsidiaries, related companies, partnerships or joint ventures; (c) with respect to each of parties listed in the foregoing clauses (a) and (b), such party’s predecessors and successors; or (d) with respect to each of the parties listed in the foregoing clauses (a), (b) and (c), all of such party’s past, present and future heirs, descendents, devisees, employees, officers, directors, stockholders, owners, affiliates, representatives, assigns, attorneys, agents, insurers, employee benefit programs (and the trustees, administrators, fiduciaries and insurers of such programs), and any other persons acting by, through, under or in concert with any of such persons or entities and their successors (each, a “Released Party” and, collectively, the “Released Parties”).

5.2 Released Claims. For purposes of this Agreement, the term “Released Claims” shall mean, to the fullest extent permitted by applicable law, all known and unknown claims, promises, causes of action, or rights of any type (“Claims”) that may be asserted by any of the Parties hereto, including all Claims related or pursuant to the LLC Agreement, the Exchange Agreement, the Commercialization Agreement, the Guaranty Agreement, the CDP Side Letter or the Warrant, including, without limitation, Claims for dividends or distributions and any Claims to attorneys’ fees or other indemnities with respect to the Released Claims, except as expressly provided in this Agreement.

5.3 Unknown Claims. Each of the Parties hereto expressly acknowledges and agrees that: (a) such Party has been advised and understands that the Released Claims may include Claims that such Party does not currently know about (“Unknown Claims”); (b) such Party knowingly and voluntarily intends to grant the release of such Unknown Claims as Released Claims even though such Party recognizes that some day it might regret having done so; and (c) such Party desires to assume the risk of releasing the Unknown Claims as Released Claims and acknowledges and agrees that the release set forth in this Section 5 shall remain effective in all respects in any such case. With full understanding of the potential consequences of its actions, to the full extent permitted by law, such Party expressly waives all rights it might have under any law that is intended to protect parties from waiving Claims such as the Unknown

Claims. Notwithstanding the foregoing, nothing in the release given by a Party pursuant to this Section 5 shall release any Claim such Party may have for the applicable Released Party’s commission of any act of fraud or intentional misrepresentation or for any breach by such Released Party of this Agreement.

5.4 Covenant Not to Sue. Each Party covenants not to sue any of the Released Parties for any actions or omissions whatsoever with regard to the Released Claims.

5.5 Ownership of Claims. As of the Closing Date, each Party covenants that it has not assigned or transferred (or attempted to assign or transfer) any of the Released Claims to any third party.

Section 6. TERMINATION OF AGREEMENTS.

6.1 Termination of Commercialization Agreement. Each of Gevo, Development and CDP, and each of the other Parties hereto, acknowledges and agrees that, effective as of the Closing Date, the Commercialization Agreement shall be terminated and shall be of no further force and effect and none of the Parties hereto shall have any further rights or obligations pursuant thereto.

6.2 Termination of Guaranty Agreement. Each of Gevo and CDP, and each of the other Parties hereto, acknowledges and agrees that, effective as of the Closing Date, the Guaranty Agreement shall be terminated and shall be of no further force and effect and none of the Parties hereto shall have any further rights or obligations pursuant thereto.

6.3 Termination of CDP Side Letter. Each of Gevo, Development, Slaney and Black, and each of the other Parties hereto, acknowledges and agrees that, effective as of the Closing Date, the CDP Side Letter shall be terminated and shall be of no further force and effect and none of the Parties hereto shall have any further rights or obligations pursuant thereto.

Section 7. CLOSING CONDITIONS. The obligations of Gevo, CDP, Slaney, and Black to consummate the transactions contemplated by this Agreement are subject only to (a) the release by Paul Hastings from escrow of the signature pages to the Amended and Restated Warrant and the Employment Agreements and (b) the payment by Gevo, if due pursuant to Section 2.2(a), of $500,000.00 in cash to CDP.

Section 8. MISCELLANEOUS

8.1 Amendment. This Agreement may not be amended or modified except by a writing signed by all of the Parties.

8.2 Entire Agreement. This Agreement, together with the Termination Agreement, the Employment Agreements, the Amended and Restated Warrant, and the Amended and Restated LLC Agreement, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

8.3 Assignment; Binding Effect. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties, and any such assignment by a Party without prior written approval of the other Parties will be deemed invalid and not binding on such other Parties. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors and permitted assigns.

8.4 Third Party Benefit. Nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights, remedies, obligations or liabilities of any nature whatsoever.

8.5 Notices. All notices, requests, and other communications to be given under this Agreement must be in writing and given by personal delivery, by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, as specified below (or to such other address as any Party may give in a notice given in accordance with the provisions hereof).

If to Gevo or Development: Attn: General Counsel 345 Inverness Dr. S. Building C, Suite 310 Englewood, CO 80112-5889	If to CDP, Slaney or Black 3811 Turtle Creek Blvd, Suite 750 Dallas, TX 75219

All notices, requests, or other communications will be effective and deemed given only (a) if given by personal delivery, upon such personal delivery, (b) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (c) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

8.6 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

8.7 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law principles.

8.8 Extensions; Waivers. Any Party may, for itself only, (a) extend the time for the performance of any of the obligations of any other Party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any such extension or waiver will be valid only if set forth in a writing signed by the Party to be bound thereby. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any Party to exercise any right or remedy under this Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

8.9 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the Parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.

8.10 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, which delivery may be made by exchange of copies of the signature page by facsimile transmission.

8.11 Expenses; Attorneys’ Fees. Each of the Parties shall pay its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement.

8.12 Further Assurances. If any further action is necessary or reasonably desirable to carry out this Agreement’s purposes, each Party will take such further action (including executing and delivering any further instruments and documents and providing any reasonably requested information) as the other Parties may reasonably request.

8.13 Injunction and Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, each Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce this Agreement and its provisions in any proceeding, in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity and nothing herein will be considered an election of remedies.

8.14 Time. Time is of the essence in the performance of this Agreement.

8.15 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” means “including without limitation.”

IN WITNESS WHEREOF, the parties hereto have executed this Equity Purchase Agreement as of the Effective Date.

GEVO, INC.

By:	/s/ Patrick Gruber
Name: Patrick Gruber
Title: Chief Executive Officer

CDP GEVO, LLC

By:	/s/ Michael A. Slaney
Name: Michael A. Slaney
Its: Managing Partner

GEVO DEVELOPMENT, LLC

By:	/s/ Patrick Gruber
Name: Patrick Gruber
Its: Executive Chairman

/s/ Michael A. Slaney
Michael A. Slaney

/s/ David N. Black
David N. Black